Exhibit 11

Consent of Ronald G. Simpson

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (“the Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.
The technical report dated August 2003 titled “Independent Technical Report for the Galore Creek Property, Liard Mining Division, British Columbia” (“the August 2003 Report”) prepared by Mr. Ronald G. Simpson, a professional Registered Geologist and independent consultant; and

2.	The annual information form of the Company dated March 21, 2005 for the year ended November 30, 2004, which includes reference to my name in connection with the Galore Creek project.

Dated at Vancouver, British Columbia, this 18th day of April, 2005.

/s/ Ronald Simpson
Ronald G. Simpson